Mail Stop 3561

September 19, 2007

Mr. R. Scott Murray
Chief Executive Officer
Global BPO Services Corp.
177 Beacon Street, Unit 4
Boston, Massachusetts 02116

> **Re: Global BPO Services Corp.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed on August 16, 2007**
> **File No. 333-144447**

Dear Mr. Murray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment five of our letter dated August 16, 2007 and we reissue in part our prior comment. Please explain in more detail in the business section the particular emphasis upon joint ventures, as discussed in the summary and risk factors section.

2.   We note your disclosure on page 35 that the company may engage in a business combination with one or more target businesses that are affiliated with the founding stockholders. Please discuss in an appropriate section whether the company would pursue such acquisitions with affiliates early in its search or if the company would first attempt to acquire unaffiliated businesses. Please discuss any consideration that the company or the founding stockholders have given to entering into acquisitions with affiliates. We also note that the investment banking firm may or may not be a member of FINRA. Please discuss the circumstances in which the investment banking firm providing the fairness opinion would not be a member of FINRA and discuss any related risks.

3.   Please revise the "Fair market value of target acquisition" subsection and related risk factors to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

Prospectus Summary, page 1

4.   Please delete any jargon/promotional statements. See, e.g., page 2 (performance "metrics;" "higher-level" measures; "strategic" business value; business "transformation;" "extensive experience in "managing large scale, multi-shore services models," "disciplined" operating techniques, "driving force"), page 3 ("leverage the operating scale," "multi-source portfolios" of activities, "at an attractive cost," "incremental" opportunities," and "leverage their extensive industry experience"). Also delete any similar or identical language in the business section.

5.   The prospectus summary states that the company will focus its search for a target company upon a business that provides services or carries out functions that can extend to clients of different types, and "may also chose to focus on specific industry vertical markets …." However, the business section states on page 66 that, "… we intend to focus our search for a business with services or functions which can be applied across clients of different sizes and categories, regardless of industry verticals or geographic region." Please address the apparent inconsistency.

6.   We note your response to comment eight of our previous letter and we reissue in part our prior comment. Please provide support for the discussion of reasons why (i) businesses increasingly choose to outsource, and (ii) the combined company will have opportunities to acquire operations that complement its own. We note that the discussion in point (ii) would appear to be somewhat speculative, given

that the company may acquire one or more domestic or international operating businesses and currently has no specific business combination under consideration. See also pages 64-65, 71 (same).

Risk Factors, page 23

Risks Related to Our Business

7.   The tenth risk factor states that the company is using a 30% conversion threshold "in order to be consistent with the recent trend of other blank check companies." Please explain why such consistency is appropriate.

8.   We note your response to comment 20 of our previous letter and we reissue in part our prior comment. Please explain how potential claims of the company's officers and directors for indemnification by the company mesh with the officers' agreement to protect the funds in the trust account from reduction by successful third-party claims. If such claims for indemnification constitute a risk, please discuss them in a separate risk factor.

9.   We note your response to comment 26 of our letter dated August 16, 2007 and we reissue in part our prior comment. In the first full risk factor on page 40, please disclose whether the founding stockholders, including officers and directors, intend to purchase additional units or shares of common stock from persons in the open market or private transactions. If such persons do intend to make purchases, please discuss how the purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination. If such persons do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases. We may have further comment.

Use of Proceeds, page 53

10.   We note your response to comment 33 of our previous letter and we reissue in part our prior comment. Please discuss whether any of the net proceeds not held in trust and the interest earned on the trust could be used to pay finder's fees. Also disclose whether any finder's fees could be paid from the proceeds held in trust upon the release of the funds to the company, particularly if the funds not held in trust and from interest earned on the trust were insufficient to cover all fees. Also revise the MD&A section accordingly.

Dilution, page 58

11.   We note that your dilution presentation assigns no value to the warrants that you
        have, or will have, outstanding following the offering. Please clarify to the
        investor that their actual dilution may be higher as a result of the exercise of these
        warrants, particularly if a cashless exercise is utilized.

Sources of target acquisition, page 72

12.   We note that you will not pay any of your existing officers, directors, strategic
        advisory council member or founding stockholders or affiliates any finder's fees
        or other compensation for services in connection with the business combination.
        Please disclose if these persons could receive such compensation from the target
        company and whether payment of finder's fees or consulting fees to these persons
        will be a criterion in the selection process of an acquisition candidate. In addition,
        please describe any policy prohibiting your management's pursuit of such fees or
        reimbursements from the acquisition target company. If you do not have such a
        policy, please explicitly so state and consider including an appropriate risk factor.

Management, page 89

13.   Please discuss in detail the role of the strategic advisory council. Also revise to
        clarify what duties, if any, the strategic advisory council and its members will
        owe to the company and its shareholders.

Financial Statements

Note 3 – Proposed Public Offering, page F-9

14.   We have carefully reviewed your response to prior comment 41, concerning the
        calculation of volatility used to estimate the fair value of the UPO on the date of
        sale. Please explain why your representative sample of 18 companies includes
        some with market capitalizations far exceeding a size that the registrant would be
        expected to acquire, or revise as appropriate.   In addition, it appears that business
        outsourcing activities range from exclusive, to a majority, to a minor part of the
        business operations among the 18 representative companies. Please tell us why
        any companies that do not describe business outsourcing activities as a major or
        exclusive part of their business operations have been included among your
        representative companies used to calculate volatility, or revise as appropriate. It
        is not clear if each of these 18 companies is engaged in a mix of business
        outsourcing and other operations that is of the type that Global expects to consider
        as a target.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Mark G. Borden, Esq.
        Brian B. Margolis, Esq.
        Fax: (617) 526-5000